UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Name of Issuer)
	Nicholas Financial INC

(Title of Class of Securities)
Common Stock

(CUSIP Number)
	65373J209

Rule 13d-1(c)

(Date of Event Which Requires Filing of This Statement)
March 19, 2015

NAME OF REPORTING PERSON
Leslie Wayne Peters

I.R.S. IDENTIFICATION NO.
	Not Applicable

MEMBER OF A GROUP?
Not Applicable

PLACE OF ORGANIZATION
Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
SOLE VOTING POWER 	37,000
SHARED VOTING POWER	350,607
SOLE DISPOSITIVE POWER 	 37,000
SHARED DISPOSITIVE POWER  350,607

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	 387,607

PERCENT OF CLASS REPRESENTED BY AGGREGATE AMOUNT BENEFICIALLY
OWNED
	5.03%


TYPE OF REPORTING PERSON
IA



ITEMS 1 - 10 OF GENERAL INSTRUCTIONS

Item 1.
(a) Name of Issuer: NICHOLAS FINANCIAL INC
(b) Address of Issuer: 2454 McMullen-Booth Road, Building C, Suite 501.
                       Clearwater. FL 33759

Item 2.
(a) Name of Person Filing: Leslie Wayne Peters
(b) Address of Person Filing: Suite 1801A, 101 Grafton Street,
                              Bondi Junction. 2022. Australia
(c) Citizenship: Australia
(d) Title of Class of Securities: Common Stock
(e) Cusip Number: 65373J209

Item 3.
N/A

Item 4.  Ownership
(a) Amount Beneficially Owned
Leslie Wayne Peters has direct control over 37,000 shares and in his capacity as Director and Chief Investment Officer of Peters MacGregor Capital Management Limited ('PMCM'), has shared voting power over 350,607 shares of the Issuer which are held under investment agreements on behalf of clients of Peters MacGregor Capital Management Limited.

(b) Percent of Class
	5.03%

(c) Number of shares as to which such person has:
   (i)   sole power to vote or to direct the vote
	37,000
   (ii)  shared power to vote or to direct the vote*
	350,607
   (iii) sole power to dispose or to direct the disposition of
	37,000
   (iv)  shared power to dispose or to direct the disposition of
	350,607

Item 5. Ownership of Five Percent or Less of Class:
N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person:
The securities as to which this Schedule is filed by Lesley Wayne Peters, in his capacity as Director and Chief Investment Officer, are indrectly controlled by Leslie Wayne Peters for clients of PMCM.
Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities.
No such client is known to have such right or power with respect to more than five percent of this class of securities, except as follows: Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding
Company:
N/A

Item 8. Identification and Classification of Members of the Group:
N/A

Item 9. Notice of Dissolution of Group:
N/A

Item 10. Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.




Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 27, 2015

/s/ L Wayne Peters
Name: Leslie Wayne Peters
Title: Director